                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                              (Amendment No. 2)*


                      Nitinol Medical Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   65476T104
                        ------------------------------
                                 (CUSIP Number)


                               December 31, 1998
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP No. 65476T104                                    Page 2 of 6 pages
            ---------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Fletcher Spaght, Inc.,  ID#
                                 ------------------

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      State of Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
   NUMBER OF              587,337 shares (includes 83,329 shares which Fletcher
                          Spaght, Inc. has the right to acquire within 60 days
   SHARES                 after December 31, 1998)
                -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     6
   OWNED BY               0 shares

   EACH            -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
   REPORTING         7
                          587,337 shares (includes 83,329 shares which Fletcher
   PERSON Spaght, Inc. has the right to acquire within 60 days after December 31, 1998)
   WITH:
                -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      587,337 shares (includes 83,329 shares which Fletcher Spaght, Inc. has the right to acquire within 60 days after December 31, 1998)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
      Not applicable
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
      5.5%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      CO

------------------------------------------------------------------------------


                               Page 2 of 6 pages
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CUSIP No. 65476T104
          ---------

Item 1(a)      Name of Issuer:
---------      ---------------

               Nitinol Medical Technologies, Inc.


Item 1(b)      Address of Issuer's Principal Executive Office:
---------      -----------------------------------------------

               27 Wormwood Street
               Boston, MA 02210


Item 2(a)      Name of Person Filing:
---------      ----------------------

               Fletcher Spaght, Inc.


Item 2(b)      Address of Principal Business Office or, if none, Residence:
---------      ------------------------------------------------------------

               222 Berkeley Street
               Boston, MA 02116-3761


Item 2(c)      Citizenship:
---------      ------------

               State of Delaware


Item 2(d)      Title of Class of Securities:
---------      -----------------------------

               Common Stock, $.001 par value per share.


Item 2(e)      CUSIP Number:
---------      -------------

               65476T104


Item 3         Description of Person Filing:
------         -----------------------------

               Not applicable


Item 4         Ownership:
------         ----------

               (a)   Amount Beneficially Owned:
                     --------------------------

                     587,337 shares (includes 83,329 shares which Fletcher Spaght, Inc. has the right to acquire within 60 days after December 31, 1998)
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CUSIP No. 65476T104
          ---------

               (b)   Percent of Class:
                     ----------------

                     5.5%

               (c)   Number of shares as to which person has:
                     ---------------------------------------

                     (i)   sole power to vote or to direct the vote:

                           587,337 shares (includes 83,329 shares which Fletcher Spaght, Inc. has the right to acquire within 60 days after December 31, 1998)

                     (ii)  shared power to vote or to direct the vote:

                           0 shares

                     (iii) sole power to dispose or to direct the disposition
                           of:

                           587,337 shares (includes 83,329 shares which Fletcher Spaght, Inc. has the right to acquire within 60 days after December 31, 1998)

                     (iv) shared power to dispose or to direct the disposition of:

                           0 shares


Item 5         Ownership of Five Percent or Less of a Class:
------         --------------------------------------------

               Not applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
------         ---------------------------------------------------------------

               Not applicable.

Item 7         Identification and Classification of the Subsidiary Which
------         ---------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               --------------------------------------------------------------
               Company:
               -------

               Not applicable.
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CUSIP No. 65476T104
          ---------


Item 8         Identification and Classification of Members of the Group:
------         ---------------------------------------------------------

               Not applicable.


Item 9         Notice of Dissolution of Group:
------         ------------------------------

               Not applicable.


Item 10        Certification:
-------        -------------

               Not applicable.
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CUSIP No. 65476T104
          ---------


                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


DATED:    February 10, 1999               FLETCHER SPAGHT, INC.



                                          By:  /s/ R. John Fletcher
                                               -------------------------------
                                               Name:  R. John Fletcher
                                               Title:  Chief Executive Officer